                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            Esprit Telecom Group plc
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Ordinary Shares, nominal value (pound)0.01 each
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    29665W104
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Stephen Distler
                         E.M. Warburg, Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                                 William N. Dye
                            Willkie Farr & Gallagher
                                35 Wilson Street
                                 London EC2M 2SJ
                                     England
                              (011) 44-171-696-9060

                                October 28, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]

                                  SCHEDULE 13D

---------------------                              -----------------------------
CUSIP No. 29665W104                                           Page 2 of 10 Pages
---------------------                              -----------------------------


---- ---------------------------------------------------------------------------
     NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Warburg, Pincus Ventures, L.P.                             I.D. #13-3784037
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a) [ ]
                                                                      (b) [X]

---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS *                                             OO
---- ---------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                     [ ]

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware
-------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         0 Ordinary Shares
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             15,442,150 Ordinary Shares
  OWNED BY
    EACH       --------- -------------------------------------------------------
  REPORTING       9      SOLE DISPOSITIVE POWER
 PERSON WITH
                         0 Ordinary Shares
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         15,442,150 Ordinary Shares
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,442,150 Ordinary Shares
---- ---------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES *
                                                                         [X]
---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  12.3%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *                                          PN
---- ---------------------------------------------------------------------------






                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------                              ------------------------------
CUSIP No. 29665W104                                           Page 3 of 10 Pages
--------------------                              ------------------------------


---- ---------------------------------------------------------------------------
     NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Warburg, Pincus & Co.                                      I.D. #13-6358475
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a) [ ]
                                                                      (b) [X]

---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

-------------------------------------------------------------------------------

 4   SOURCE OF FUNDS *                                              N/A
---- ---------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
                                                                          [ ]
---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION                       New York
-------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         0 Ordinary Shares
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             15,442,150 Ordinary Shares
  OWNED BY
    EACH       --------- -------------------------------------------------------
  REPORTING       9      SOLE DISPOSITIVE POWER
 PERSON WITH
                         0 Ordinary Shares
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         15,442,150 Ordinary Shares
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,442,150 Ordinary Shares
---- ---------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES *
                                                                      [X]
---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               12.3%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *                                       PN
---- ---------------------------------------------------------------------------





                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                             --------------------------------
CUSIP No. 29665W104                                           Page 4 of 10 Pages
-------------------                             --------------------------------


---- ---------------------------------------------------------------------------
     NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     E.M. Warburg, Pincus & Co., LLC                            I.D. #13-3536050
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *              (a) [ ]
                                                                     (b) [X]

---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------

 4   SOURCE OF FUNDS *                                                 N/A
---- ---------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
                                                                      [ ]
---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION                            New York
-------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         0 Ordinary Shares
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             15,442,150 Ordinary Shares
  OWNED BY
    EACH       --------- -------------------------------------------------------
  REPORTING       9      SOLE DISPOSITIVE POWER
 PERSON WITH
                         0 Ordinary Shares
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         15,442,150 Ordinary Shares
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,442,150 Ordinary Shares
---- ---------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES *
                                                                      [X]
---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               12.3%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *                                       OO
---- ---------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 1 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on October 22, 1998 (the "Schedule 13D") on behalf of Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("Ventures"), Warburg, Pincus & Co., a New York general partnership ("WP"), and E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW"), relating to the Ordinary Shares, nominal value (pound)0.01 each (the "Ordinary Shares"), of Esprit Telecom Group plc, a public limited company organized under the laws of England and Wales, whose principal executive office is located at Minerva House, Valpy Street, Reading, RG1 1AR, United Kingdom.

         This statement is being filed by the Reporting Entities (as defined in the Schedule 13D). There has been no change in the number of Ordinary Shares held by the Reporting Entities since the date of the Schedule 13D and, other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D. The Schedule 13D is supplementally amended as set forth herein.

ITEM 4.           PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby amended to add the following:

         Extraordinary  General Meeting. On October 29, 1998, the Company called
         -------------------------------
an extraordinary general meeting of its shareholders to be held on November 23, 1998. On October 29, 1998, Ventures and Apax Funds Nominees Limited sent shareholders of the Company a letter urging them to vote in favor of the resolution proposed by Ventures and Apax Funds Nominees Limited to remove Mr. Walter Anderson as a Director of the Company and against the resolutions proposed by Mr. Anderson and Gold & Appel Transfer, S.A. The text of this letter is set forth as Exhibit 99.3 and is incorporated herein by reference. Ventures expects to vote in favor of the resolution to remove Mr. Anderson as a Director and to vote against the resolutions proposed by Mr. Anderson and Gold & Appel Transfer, S.A., and expects Apax Funds Nominees Limited to vote in the same way. In addition, Dominic Shorthouse and John McMonigall, in their capacities as Directors, sent shareholders of the Company a letter,


                                 5 of 10 Pages
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dated October 29, 1998,  summarizing  their views in respect of the  resolutions proposed at the extraordinary general meeting of the Company's shareholders. The text of this letter is set forth as Exhibit 99.4 and is incorporated herein by reference.

         Complaint of Mr. Walter Anderson and Gold & Appel Transfer, S.A.
         ----------------------------------------------------------------

         On October 27, 1998, Mr. Walter Anderson and Gold & Appel Transfer, S.A. filed a Verified Complaint for Damages and Injunctive Relief in the United States District Court for the District of Columbia (the "Complaint") against Ventures, WP, EMW, Dominic Shorthouse (collectively, the "Warburg Parties"), Apax (as defined in the Schedule 13D) and John McMonigall. The text of the Complaint (without exhibits) is set forth as Exhibit 99.5. The Warburg Parties believe that the Complaint is without merit and intend to defend vigorously the allegations against them contained in the Complaint.

         Indemnity Agreement
         -------------------

         On October 28, 1998, Apax Ventures IV International Partners, L.P., Apax Ventures IV, Apax UK V-A, L.P. and Apax UK V-B (collectively, the "Apax Funds") and Ventures entered into an agreement (the "Biggam Agreement") with Sir Robin Biggam, the Chairman of the Company, pursuant to which the Apax Funds and Ventures have agreed to jointly and severally indemnify Sir Robin Biggam against certain losses that he may suffer or incur as a result of actions brought (a) by or on behalf of Mr. Walter Anderson, Gold & Appel Transfer, S.A., the Foundation for the International Non-Governmental Development of Space or any other entity (other than the Company or any of its subsidiaries) associated with Mr. Anderson (the "Anderson Entities") or (b) by the Company or any of its subsidiaries at the instance of any Anderson Entities, in the event that the Company or insurers under any directors and officers liability or other insurance policy maintained from time to time by the Company fail for any reason to meet its or their liability to Sir Robin Biggam, and under other limited circumstances. The text of the Biggam Agreement (together with the side letter related thereto) is set forth as Exhibit 99.6 and is incorporated herein by reference. In addition, on the same date, the Apax Funds and Ventures entered into an agreement


                                 6 of 10 Pages
providing for, among other things, the sharing between them of liabilities under the Biggam Agreement. The text of this agreement is set forth as Exhibit 99.7 and is incorporated herein by reference.

        As a result of the foregoing actions by Ventures, Apax Funds Nominees Limited and the Apax Funds, the Reporting Entities and Apax may be deemed to have formed a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Apax has informed the Reporting Entities that it intends to file a separate Schedule 13D. The filing of this Amendment No. 1 to the Schedule 13D shall not be construed as an admission that any Reporting Entity is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Amendment No. 1 to the Schedule 13D other than the securities stated herein to be beneficially owned by such Reporting Entity. The Reporting Entities expressly disclaim beneficial ownership of any Ordinary Shares beneficially owned by Apax.

         The Reporting Entities may from time to time acquire additional Ordinary Shares or dispose of Ordinary Shares through open market or privately negotiated transactions or otherwise, depending on existing market conditions and other considerations discussed below. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of Ordinary Shares, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time not to increase, or to decrease, the size of their investment in the Company.

         Except as set forth herein or in Item 6, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I to the
Schedule 13D, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of


                                 7 of 10 Pages
securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Memorandum and Articles of Association or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 6.  CONTRACTS,  ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
         RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended to add the following:

         The information set forth in Item 4 above is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby amended to add the following:

99.3                Letter  to  Shareholders,   dated  October  29,  1998,  from
                    Ventures and Apax Funds Nominees Limited.

99.4 Letter to Shareholders, dated October 29, 1998, from John McMonigall and Dominic Shorthouse.



                                 8 of 10 Pages

99.5 Verified Complaint for Damages and Injunctive Relief filed by Mr. Walter Anderson and Gold & Appel Transfer, S.A. on October 27, 1998, in the United States District Court for the District of Columbia against Ventures, WP, EMW, Dominic
                    Shorthouse,   Apax  and  John  McMonigall.

99.6 Letter of Indemnity, dated October 28, 1998, from the Apax Funds and Ventures to Sir Robin Biggam, together with the side-letter related thereto.

99.7                Agreement between the Apax Funds and Ventures, dated October
                    28, 1998.



                                 9 of 10 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated: November 2, 1998             WARBURG, PINCUS VENTURES, L.P.

                                                     By: Warburg, Pincus & Co.,
                                                       General Partner



                                                     By:/s/Stephen Distler
                                                        ------------------
                                                        Stephen Distler
                                                        Partner

Dated: November 2, 1998             WARBURG, PINCUS & CO.



                                                     By:/s/Stephen Distler
                                                        ------------------
                                                        Stephen Distler
                                                        Partner



Dated: November 2, 1998             E.M. WARBURG, PINCUS & CO., LLC



                                                     By:/s/Stephen Distler
                                                        ------------------
                                                        Stephen Distler
                                                        Member



                                 10 of 10 Pages

                                  EXHIBIT INDEX
                                  -------------


EXHIBIT NO.         TITLE
-----------         -----

99.3                Letter  to  Shareholders,   dated  October  29,  1998,  from
                    Warburg, Pincus Ventures, L.P. and Apax Funds Nominees Limited.

99.4 Letter to Shareholders, dated October 29, 1998, from John McMonigall and Dominic Shorthouse.

99.5 Verified Complaint for Damages and Injunctive Relief filed by Mr. Walter Anderson and Gold & Appel Transfer, S.A. on October 27, 1998, in the United States District Court for the District of Columbia against Warburg, Pincus Ventures, L.P., Warburg, Pincus & Co., E.M. Warburg, Pincus & Co., LLC, Dominic Shorthouse, Apax Partners & Co. Ventures, Ltd. and John McMonigall.

99.6 Letter of Indemnity, dated October 28, 1998, from Apax Ventures IV International Partners, L.P., Apax Ventures IV, Apax UK V-A, L.P., Apax UK V-B and Warburg, Pincus Ventures, L.P. to Sir Robin Biggam, together with the side-letter related thereto.

99.7 Agreement between Apax Ventures IV International Partners, L.P., Apax Ventures IV, Apax UK V-A, L.P., Apax UK V-B and Warburg, Pincus Ventures, L.P., dated October 28, 1998.